東京青山・青木・狛法律事務所
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 AUG 27 A 11:

FILE No. 82-5078

August 16, 2007

VIA AIR MAIL

07026262

Office of International Corpor[ation Finance]
Division of Corporation Finan[ce]
Securities and Exchange Comm[ission]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of the 55th Ordinary General Meeting of Shareholders (dated June 5, 2007); and
- Notice of Resolutions of the 55th Ordinary General Meeting of Shareholders (dated June 21, 2007)

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

(Excerpt translation)

June 21, 2007

NOTICE OF RESOLUTIONS OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 55th Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Tetsuro Funai
President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Audit Committee for the 55th fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the financial statements for the 55th fiscal year (from April 1, 2006 to March 31, 2007)

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 2: Election of 11 Directors

The proposition was approved and adopted as proposed. Messrs. Tetsuro Funai, Yoshio Nakajima, Sanya Itoh, Akitaka Inoue, Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro, Akira Miyazaki, Shigemichi Asakura, Yasuhisa Katsuta and Hidetoshi Nishimura, 11 in all, were reelected as Directors and each of them assumed office.

Proposition No. 3: Election of account auditors

The proposition was approved and adopted as proposed. Deloitte Touche Tohmatsu has elected as account auditors and assumed office.

- END -

It is to be added that at the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Corporate Officer and Corporate Officers with specific titles were elected and each of them assumed office:

Representative Corporate Officer, President and CEO:	Tetsuro Funai
Corporate Officer, Executive Vice President:	Yoshio Nakajima
Senior Managing Corporate Officer:	Sanya Itoh

- END -

(Excerpt translation)

FILE NO. 82-5078

Securities Code: 6839
June 5, 2007

NOTICE OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 55th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the Reference Document for the General Meeting of Shareholders set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions no later than 5:00 p.m. on June 20 (Wednesday), 2007.

Yours very truly,

Tetsuro Funai
President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

1. Date and hour:

June 21 (Thursday), 2007, 10:00 a.m.

2. Place:

5F, Multipurpose Hall, Technology Bldg. of the Company
7-1, Nakagaito 7-chome, Daito-shi, Osaka

3. Matters forming the objects of the meeting:

Matters to be reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Audit Committee for the 55th fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the financial statements for the 55th fiscal year (from April 1, 2006 to March 31, 2007)

Matters to be resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

Proposition No. 2: Election of 11 Directors

Proposition No. 3: Election of account auditors

(Attached documents)

BUSINESS REPORT

(April 1, 2006 to March 31, 2007)

1. Current state of the Funai Group (the "Group")

(1) Development and results of business activities:

With regard to the global economy during the fiscal year under review, the US economy showed a sign of slowdown due to a slump on the housing market while private spending remained strong. In Asia, the economies, especially China sustaining high growth, also grew steadily. In Europe, Germany and France showed a recovery due to an increase in exports and consumption and the United Kingdom continued to grow steadily.

The Japanese economy assumed a phase of slow recovery as capital investment expanded due to an increase in corporate earnings of the manufacturing industry, among others, and increased demand though private spending remained weak.

In our electronics industry, demand for LCD TVs and plasma TVs expanded globally. However, competition further intensified and product prices plunged sharply. Thus, manufacturers continued to be faced with a severe condition.

Under these circumstances, the Group has exerted its efforts to develop and expand sales of LCD TVs and DVD-related products, among others.

Consequently, consolidated net sales amounted to ¥396,712 million (up 9.9% from the previous fiscal year). As to profits, consolidated operating income and consolidated ordinary income amounted to ¥20,766 million (down 10.9%) and ¥26,591 million (down 3.2%), respectively. However, as the Company treated an expense of ¥19,184 million, which had been reported as "long-term suspense payment of tax", as "prior-year corporate taxes, etc.", the Company incurred a consolidated net loss of ¥3,665 million.

The following are sales by product:

Audiovisual equipment:

Sales of VCRs and cathode ray tube TVs decreased due to the market contraction. On the other hand, sales of LCD TVs and DVD-related products increased due to global demand expansion. Thus, net sales of audiovisual equipment amounted to ¥276,911 million (up 17.6% from the previous fiscal year).

Information equipment:

Sales of digital still cameras almost stopped increasing, while sales of printers decreased due to intensifying competition. As a result, net sales of information equipment amounted to ¥93,296 million (down 2.8% from the previous fiscal year).

Others:

Net sales of others amounted to ¥26,503 million (down 10.1% from the previous fiscal year) as sales of electronic equipment related to receivers decreased.

<Consolidated net sales by product>

Division	Net sales (million yen)	Component rate (%)
Audiovisual equipment	276,911	69.8
Information equipment	93,296	23.5
Others	26,503	6.7
Total	396,712	100.0

(2) Investment in plant and equipment by the Group:

Investment in plant and equipment by the Group during the fiscal year under review totaled ¥5,485 million, comprised of ¥4,750 million by its manufacturing companies and ¥734 million by its sales companies. The amount was spent principally to improve manufacturing facilities.

(3) Fund-raising by the Group:

Nothing to be reported.

(4) Future challenges:

The business environment surrounding the Group in the future is expected to be confronted with unforeseeable factors as there is concern that the US economy might decelerate.

In our electronics industry, with the prevalence of digital products, product-life cycles are becoming shorter and shorter. Additionally, Chinese and other manufacturers have assumed greater prominence and consequently, price competition is intensifying.

Under these environments, the Company has clarified the action assignments of the Group and took measures during the fiscal year under review, as described below:

i) Aggressive development of digital products and the strengthening of the system therefor

For the purpose of aggressive business development in the digital product area, the Group has broken into the market of DVD recorders (in cooperation with Mitsubishi Electric Corporation) and the market of digital still cameras (in collaboration with Eastman Kodak Company of the United States). The Group has also entered into a comprehensive business alliance with Thomson Group, including the exclusive license of certain patents and joint development in the digital television area.

In addition, to enhance elemental technology with a promising outlook for the future, the Company has entered into an agreement with Kyoto University to jointly build a system of next-generation optical discs and a comprehensive industry-university cooperation agreement on research and development of digital products with the University of Electro-Communications.

To secure a stable supply of liquid crystal panels, essential parts of LCD TVs, the Company also entered into an alliance with the Chi Mei Group in Taiwan and the Group launched LCD TVs of 15 in. to 37 in. sizes in the Japanese and overseas markets.

The Company will continue its efforts to develop products in the digital product area, among others and strengthen its system therefor, through enhancement of its technologies by alliances with other companies and industry-university cooperation, as well as mergers and acquisitions, as the case may be.

ii) Country risk aversion

Net sales of the Group derive from overseas markets at a very high rate. Specifically, net sales derived from the North American market accounted for 69.8% of the total net sales of the Group for the fiscal year under review. Hence, if the economy in North America goes into a major recession, the financial position and operating results of the Group may be affected. To avert such risks, Funai Europe GmbH, a sales subsidiary of the Company in Europe, established a branch in Paris in July 2006, in addition to the branches in London and Warsaw, to expand the Group's sales network. In Japan, the Company strengthened the marketing structure of DX ANTENNA Co., Ltd., a subsidiary of the Company and also in July 2006, commenced sales of "Funai" brand LCD TVs jointly with Yamada Electric Co., Ltd., the largest mass retailer of consumer electronics appliances in Japan, whereby breaking into the Japanese market.

In addition, the Company is planning to develop new markets in India and Russia, among others, which are expected to expand in the future.

With regard to manufacturing, the Group has integrated its manufacturing in optimal places and made purchases in large quantities and en masse to enhance the price competitiveness of its products. Its manufacturing sites are located in China, Malaysia and Thailand and its overseas manufacturing rate reached 99.4% for the fiscal year under review; its manufacturing rate in China was 81.0%. Hence, in the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in China, the financial position and operating results of the Group may be affected. To avert such risks and materialize manufacturing in optimal places, the Company incorporated a manufacturing subsidiary FUNAI ELECTRIC (POLSKA) Sp.zo.o., as a product supply base for the European market, in Poland (City of Nova Sol, Lubusz Voivodeship) in October 2006. The subsidiary is expected to commence manufacturing of LCD TVs in 2007.

iii) Maintenance of competitiveness

To maintain competitiveness of the Group, the Group has exerted its efforts to further promote internal production of components, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). In addition, it is another key issue for the Group to strengthen ties with leading distributors in globally dominating positions and OEM customers and forge optimal marketing mix for proposal-style marketing by building its own brand.

iv) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has promoted its environment section to a higher environment department and committed itself to environmental protection. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. The Dong Guan Plant (Guang Dong, China), a consignee of the Company, and its business sites in and outside of Japan have acquired such approval. The Company plans to acquire the approval for its business sites in the future. Based on these efforts, the Group will continue its business activities in environmentally-sensitive ways.

v) Supplementary tax assessment based on application of tax system for dealing with tax havens

On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the three fiscal years ended March 31, 2002 through March 31, 2004 recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens.

The additional tax payment amount was estimated at ¥16,651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes.

The Company considered the assessment to be improper and on August 24, 2005, filed with the authorities an objection to the supplementary tax assessment. However, on June 27, 2006, the Commissioner of the Osaka Regional Taxation Bureau rendered a decision to dismiss the Company's objection. The Company, which considered the reasons for the dismissal to be unacceptable, filed a request for examination thereof with the Osaka Regional National Tax Tribunal on July 25, 2006.

The examination so requested by the Company is still pending. However, three months had passed since the Company filed the request and the Company became eligible to file a revocation lawsuit. Accordingly, on November 16, 2006, the Company filed a lawsuit requesting the revocation of the supplementary tax

assessment with the Osaka District Court. Hence, both the examination and the lawsuit are concurrently under way. The Company will continue to assert the correctness of its position in the future.

(5) Property and income/loss:

Item / Fiscal year	52nd (April 1, 2003 to March 31, 2004)	53rd (April 1, 2004 to March 31, 2005)	54th (April 1, 2005 to March 31, 2006)	55th (April 1, 2006 to March 31, 2007)
Net sales (million yen)	342,133	383,034	360,885	396,712
Ordinary income (million yen)	34,667	36,616	27,461	26,591
Net income (loss) (million yen)	26,280	25,722	21,596	(3,665)
Net income (loss) per share (yen)	744.13	719.61	620.02	(107.01)
Total assets (million yen)	223,191	255,326	288,524	272,811
Net assets (million yen)	149,748	174,043	197,870	187,361
Net assets per share (yen)	4,244.78	4,919.43	5,752.92	5,484.38

(Note) Net income (loss) per share is calculated based on the average of the total number of shares issued and outstanding during the fiscal year. Net assets per share are calculated based on the total number of shares issued and outstanding as of the end of the fiscal year. Each such number of shares does not include the shares of treasury stock.

(6) Major subsidiaries:

Trade name	Capital stock	Ratio of equity participation of the Company (%)	Main business
DX ANTENNA Co., Ltd.	¥950 million	87.89	Manufacture and sale of electronic equipment related with receivers
Funai Corporation, Inc.	US$48.5 million	100.0	Sale of the Company's products
Funai Electric (Malaysia) Sdn.Bhd.	M$30 million	100.0	Manufacture of the Company's products
Funai Electric (HK) Ltd.	HK$115 million	100.0	Manufacture of the Company's products

(Note) Each ratio of equity participation of the Company is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(7) Major businesses of the Group:

Division	Principal products
Audiovisual equipment	VCRs, DVD players, DVD recorders, TVs, LCD TVs, plasma TVs, projectors
Information equipment	Printers, digital still cameras
Others	Electronic equipment related to receivers, etc.

(8) Offices of the Group:

(Translation omitted)

(9) Employees of the Group:

Number of employees	As compared with the end of the previous fiscal year (+ or -) (persons)
20,036	+ 521

(Notes) 1. The above number of employees represents persons engaged.
2. The above number of employees includes employees of the consignment manufacturing factories (16,717 employees).
3. The increase in the number of employees in comparison with the end of the previous fiscal year derived from an increase in the number of employees of the consignment manufacturing factories.

(10) Major lenders

Nothing to be reported.

(11) Other important matters concerning the current state of the Group:

Nothing to be reported.

2. Matters concerning the shares of the Company

(1) Total number of issuable shares: 80,000,000 shares

(2) Total number of issued shares: 36,103,896 shares (including 2,010,535 shares of treasury stock)

(Note) The total number of issued shares increased by 8,000 shares as a result of the exercise of stock options (for the period from April 1, 2006 to March 31, 2007).

(3) Number of shareholders: 6,079 persons

(4) Principal shareholders: (Top 10)

Name	Equity participation in the Company	
	Number of shares (thousand shares)	Ratio of equity participation (%)
Tetsuro Funai	12,829	37.63
Japan Trustee Services Bank, Ltd. (Trust account)	1,904	5.59
Tetsuo Funai	1,739	5.10
The Master Trust Bank of Japan, Ltd. (Trust account)	1,415	4.15
Funai Information Science Promotion Foundation	1,000	2.93
Hero and Company	672	1.97
Takahide Funai	556	1.63
Mellon Bank NA as Agent for its client Mellon Omnibus US Pension	486	1.43
State Street Bank and Trust Company	475	1.39
Trust & Custody Services Bank, Ltd. (Trust account B)	360	1.06

(Notes) 1. All the shares held by Japan Trustee Services Bank, Ltd. (Trust account), The Master Trust Bank of Japan, Ltd. (Trust account) and Trust & Custody Services Bank, Ltd. (Trust account B) are related with their trust business.

2. The Company, which holds 2,010 thousand shares of treasury stock, is not included in the above-listed principal shareholders.

3. Each ratio of equity participation is obtained by deducting 2,010 thousand shares of treasury stock of the Company and calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(5) Other important matters concerning shares:

Nothing to be reported.

3. Matters concerning stock acquisition rights:

(1) Stock acquisition rights issued and outstanding at the end of the fiscal year under review

Number of stock acquisition rights: 15,100 rights

Class and number of shares to be issued or transferred upon exercise of the stock acquisition rights: 1,510,000 shares of common stock (100 shares per stock acquisition right)

Stock acquisition rights by category:

Issue	Category	Number of rights	Holder	Exercise price	Exercise period
The first stock acquisition rights for the year ended March 31, 2003	Director	48	1	¥15,150	August 1, 2004 to July 31, 2011
	Outside Director	56	2		
	Officer	18	1		
	Employee	3,874	327		
The first stock acquisition rights for the year ended March 31, 2004	Director	14	1	¥13,646	August 1, 2005 to July 31, 2012
	Outside Director	56	2		
	Officer	12	1		
	Employee, etc.	3,703	276		
The first stock acquisition rights for the year ended March 31, 2005	Outside Director	28	1	¥16,167	August 1, 2006 to July 31, 2013
	Officer	6	1		
	Employee, etc.	3,565	275		
The second stock acquisition rights for the year ended March 31, 2005	Employee, etc.	256	20	¥16,836	August 1, 2006 to July 31, 2013
The first stock acquisition rights for the year ended March 31, 2006	Director	24	3	¥12,369	August 1, 2007 to July 31, 2014
	Outside Director	28	1		
	Officer	103	2		
	Employee, etc.	3,309	240		

(Note) All the above-listed Corporate Officers are concurrently serving as Directors. However, they are not included in the Directors and shown solely as Corporate Officers.

(2) Stock acquisition rights delivered during the fiscal year under review:

Nothing to be reported.

(3) Other important matters concerning stock acquisition rights:

Stock acquisition rights granted as stock options during the year ended March 31, 2002 (stock acquisition rights pursuant to Article 280-19 of the former Commercial Code of Japan (the Commercial Code prior to amendment thereto made in 2001))

• Class and number of shares to be issued upon exercise of stock acquisition rights:	311,900 shares of common stock
• Amount to be paid in upon exercise of stock acquisition rights:	¥9,549 per share
• Period for exercising stock acquisition rights:	From January 1, 2004 to December 31, 2010

4. Matters concerning officers of the Company:

(1) Directors and Corporate Officers

(i) Directors

Title	Name
Director	Tetsuro Funai
Director	Yoshio Nakajima
Director	Sanya Ito
Director	Akitaka Inoue
Outside Director	Mitsuo Yonemoto
Outside Director	Junsho Kawasaki
Outside Director	Morihiko Tashiro
Outside Director	Akira Miyazaki
Outside Director	Shigemichi Asakura
Outside Director	Yasuhisa Katsuta
Outside Director	Hidetoshi Nishimura

(Notes)
1. Directors Tetsuro Funai, Yoshio Nakajima and Sanya Ito are concurrently serving as Corporate Officers.
2. Member (Chairman) of the Audit Committee Akitaka Inoue, who is qualified as a certified public accountant, has considerable knowledge about financing and accounting.
3. At the 54th Ordinary General Meeting of Shareholders held on June 22, 2006, Mr. Hidetoshi Nishimura was newly elected as Director and assumed office.

(ii) Corporate Officers:

Title	Name
Representative Corporate Officer, President and CEO	Tetsuro Funai
Corporate Officer, Executive Vice President	Yoshio Nakajima
Senior Managing Corporate Officer	Sanya Ito

(2) Total amount of remuneration, etc. of Directors and Corporate Officers:

	Number of recipients	Amount of payments (thousand yen)
Directors (Outside Directors)	8 (7)	72,891 (51,891)
Corporate Officers	3	162,900
Total	11	235,791

(Notes) 1. No remuneration of Directors was paid to three Directors concurrently serving as Corporate Officers. Hence, they are not included in the number of Directors receiving remuneration of Directors.

2. The amount of payments includes officers' bonuses of ¥16,800 thousand for the fiscal year under review and an allowance of ¥30,691 thousand for officers' retirement gratuities.

(3) Other important matters concerning officers:

Nothing to be reported.

(4) Matters concerning Outside Directors:

(i) Concurrent holding of offices of executive directors, etc. of other corporations:

- Director Mitsuo Yonemoto is concurrently serving as Vice President and Director of T.P.S. Laboratory Co., Ltd.

  The Company has no special relationship with T.P.S. Laboratory Co., Ltd.

- Director Akira Miyazaki is concurrently serving as Chairman and Director of Dynamic Solutions Co., Ltd.

  The Company has no special relationship with Dynamic Solutions Co., Ltd.

(ii) Concurrent holding of offices of outside officers of other corporations:

- Director Morihiko Tashiro is concurrently serving as Outside Director of Inoac Corporation, eAccess Ltd. and Takachiho Koheki Co., Ltd. and Outside Statutory Auditor of Fuji Heavy Industries Ltd.

- Director Akira Miyazaki is concurrently serving as Outside Statutory Auditor of Daio Paper Corporation.

- Director Yasuhisa Katsuta is concurrently serving as Outside Statutory Auditor of Otsuka Pharmaceutical Co., Ltd.

(iii) Kinship with executive officers of the Company and specified related enterprises:

Nothing to be reported.

(iv) Major activities during the fiscal year under review:

- Attendance at the meetings of the Board of Directors and the Audit Committee:

Name	Board of Directors		Audit Committee	
	Number of meetings	Number of attendance	Number of meetings	Number of attendance
Mitsuo Yonemoto	11	10		
Junsho Kawasaki	11	5		
Morihiko Tashiro	11	11	10	10
Akira Miyazaki	11	10		
Shigemichi Asakura	11	11	10	10
Yasuhisa Katsuta	11	10	10	8
Hidetoshi Nishimura	8	7	7	6

(Note) Statutory Auditor Hidetoshi Nishimura was elected at the 54th Ordinary General Meeting of Shareholders held on June 22, 2006 and assumed office. Hence, with regard to him, the above-listed number of meetings of the Board of Directors and the Audit Committee and the number of attendance thereat relate to those held after his assumption of office.

- Speech at meetings of the Board of Directors and the Audit Committee:

  Mitsuo Yonemoto attended meetings of the Board of Directors and expressed opinions principally from the standpoint of a management consultant.

  Junsho Kawasaki attended meetings of the Board of Directors and expressed opinions principally from the standpoint of corporate ethics and social responsibility, based on his masterly knowledge as a person of religion and broad experience through activities for various foundations.

Morihiko Tashiro attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of a veteran top executive.

Akira Miyazaki attended meetings of the Board of Directors and expressed opinions principally from the standpoint of a veteran top executive.

Shigemichi Asakura attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of a veteran top executive.

Yasuhisa Katsuta attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of finance and treasury.

Hidetoshi Nishimura attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of a veteran top executive.

(v) Outline of liability limitation agreements:

In accordance with Article 427, paragraph 1 of the Corporation Law of Japan, the Company has entered into an agreement with each of the outside Directors to limit the liability for any damage as provided for in Article 423, paragraph 1 of the said law within the aggregate of the amounts listed in the items of Article 425, paragraph 1 of the said law.

5. Matters concerning account auditors:

(1) Names of the account auditors:

MISUZU Audit Corporation (temporary account auditors)

(Note) ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a punishment to suspend some business for the period of two months from July 1, 2006 through August 31, 2006 by the Financial Services Agency and consequently, it became disqualified as the account auditors of the Company as of July 1, 2006. However, in consideration of its sincere attitude towards the administrative punishment and its efforts for reform to prevent the recurrence of any similar misconduct, as well as its track records of proper and rigid audits of the Company and the continuity of such audits, the Company appointed ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation) as temporary account auditors as of September 1, 2006 upon the expiration of the business suspension period.

(2) Amount of remuneration, etc. of the account auditors for the fiscal year under review:

(i) Remuneration, etc. of the account auditors for the fiscal year under review: ¥30 million

(ii) Total amount of cash and other proprietary benefits payable to the account auditors by the Company and its subsidiaries: ¥50 million

(Notes) 1. The amount of remuneration, etc. for audits under the Corporation Law of Japan and the amount of remuneration, etc. for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item (i) above includes both amounts.

2. Among the major subsidiaries of the Company, FUNAI CORPORATION, INC. and two other companies are subject to audits by audit firms (including persons having qualifications in foreign countries equivalent to those of the account auditors of the Company) other than the account auditors of the Company.

(3) Content of non-auditing services:

The Company has paid MISUZU Audit Corporation remuneration for consulting services on establishing internal control systems, which are non-auditing services provided for in Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

(4) Policy on the determination of dismissal and non-reappointment of the account auditors:

In the event that the account auditors are found to fall under any event of dismissal under the items of Article 340, paragraph 1 of the Corporation Law, the Audit Committee upon unanimous consent shall dismiss the account auditors. In addition, in the event that there arises any problem with the performance by the account auditors of their duties or otherwise the Audit Committee considers it necessary, the Audit Committee shall determine the details of a proposition for the dismissal or non-reappointment of the account auditors to be submitted to the General Meeting of Shareholders.

(5) Outline of the business suspension punishment imposed on the account auditors for the past two years:

(i) Name and Location:

ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation)

2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

(ii) Outline of the punishment:

Suspension of some business for two months (from July 1, 2006 through August 31, 2006)

<Business to be suspended>

Audits under the Securities and Exchange Law and the Corporation Law, with the exception of some auditing services

(iii) Reason for the punishment:

Notwithstanding misrepresentations in the financial statements in the respective securities reports of Kanebo Ltd. for the year ended March 31, 1999 through the year ended March 31, 2003, the responsible partners of the audit firm intentionally certified that they were free from misrepresentations.

(6) Outline of liability limitation agreements:

Nothing to be reported.

6. Systems and policies of the Company

(1) Systems to secure the properness of business activities:

(i) Matters provided as necessary in the ordinances of the Ministry of Justice for the Audit Committee to execute its duties

- Matters concerning the Directors and employees to assist the Audit Committee to execute its duties

  The Audit Office shall have employees to assist the Audit Committee to execute its duties. The Directors who are not concurrently serving as Corporate Officers shall cooperate with the Audit Committee in audits when they are requested to do so.

- Matters concerning the independence of the above-mentioned Directors and employees from the Corporate Officers

  In accordance with the "regulations concerning the employees to assist the Audit Committee to execute its duties", the Company shall respect the opinions of the Audit Committee with regard to personnel changes in the Audit Office and evaluations and disciplinary punishments thereof and ensure their independence from the Corporate Officers.

- System for reports by the Corporate Officers and employees to the Audit Committee and other systems for reporting to the Audit Committee

The Company shall specify in the "regulations concerning reporting to the Audit Committee" all matters to be reported to the Audit Committee and timing, methods, etc. thereof, including facts that may inflict material damage on the Company and facts in violation of laws or ordinances or the Articles of Incorporation.

- Other systems to ensure effective audits by the Audit Committee

  The Company shall have a full-time member or members of the Audit Committee and allow them to regularly meet the executives, including President and CEO, and cooperate and exchange information with the account auditors or otherwise to ensure the effective audits by the Audit Committee.

(ii) Establishment of systems to secure the execution by the Corporate Officers of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems provided as necessary in the ordinances of the Ministry of Justice to secure the properness of business activities of corporations

- Systems concerning storage and management of information on the execution by the Corporate Officers of their duties

  Important information shall be stored and managed in accordance with the "document management regulations" and shall be made available for inspection by any member of the Audit Committee designated thereby at all times.

- Regulations concerning management of exposure to the risk of loss and other systems

  The Company shall institute "risk management regulations" with regard to the management of exposure to the risk of loss. Each division or department shall manage risks to its operations and also take measures to manage risks systematically.

- Systems to secure efficient execution by the Corporate Officers of their duties

  The Company shall have Officers under the auspices of the Corporate Officers and ensure the operations determined by the Corporate Officers to be performed swiftly.

- Systems to secure the execution by the Corporate Officers and employees of their duties to comply with laws or ordinances and the Articles of Incorporation

  In the "corporate charter of conduct" and "compliance regulations", the Company shall clearly demonstrate how the Corporate Officers and employees should act to comply with law to secure the execution by the Corporate

Officers and employees of their duties to comply with laws or ordinances and the Articles of Incorporation.

- Systems to secure the properness of business activities of the corporate group comprising a relevant corporation and its parent company and subsidiaries

  In accordance with the "related company control regulations", the Audit Office and the Related Company Control Department of the Company shall audit and give guidance to its group companies to secure the properness of business activities of its corporate group.

(2) Policies on the determination of remuneration, etc. of individual Corporate Officers, etc.

To make the determination of remuneration of Corporate Officers, etc. of the Company appear objective and transparent to its shareholders and employees, such remuneration is categorized into monthly remuneration payable in a fixed amount each month, performance-linked remuneration (bonuses) payable based on performance, year-end allowances, stock options and retirement gratuities payable upon retirement.

(i) Remuneration, etc. of Directors

The principal duties of Directors, who are not involved directly in execution of individual business, are supervision. Hence, their remuneration, etc. is comprised of monthly remuneration, year-end allowances, stock options and retirement gratuities.

- Monthly remuneration is determined in consideration of full-time/part-time distinctions, standards of other companies, etc.
- The amount of year-end allowances is determined within the upper limit on 25% of annual remuneration based on monthly remuneration, for the Directors (internal Directors) who are not outside Directors.
- Stock options are determined by the Compensation Committee to afford incentives to contributing to higher stock prices and much improved results.
- Retirement gratuities are paid in an amount calculated in accordance with the "regulations of officers' retirement gratuities" established by the Compensation Committee.

Remuneration of Directors is not payable to any Director concurrently serving as Corporate Officer.

(ii) Remuneration, etc. of Corporate Officers

Remuneration, etc. of Corporate Officers is comprised of monthly

remuneration, performance-linked remuneration (bonuses), stock options and retirement gratuities.

- Monthly remuneration is determined by reflecting the position and responsibility of each Corporate Officer, the business conditions and operating results of the Company, standards of other companies, etc.

- Performance-linked remuneration (bonuses) is determined according to the operating results of the Group, the results of the operations each Corporate Officer is responsible for, etc.

- Stock options are determined by the Compensation Committee to afford incentives to contributing to higher stock prices and much improved results.

- Retirement gratuities are paid in an amount calculated in accordance with the "regulations of officers' retirement gratuities" established by the Compensation Committee.

(3) Policy on the determination of distribution of retained earnings, etc. by the Board of Directors:

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. In concrete terms, the Company will implement its dividend policy, based on the dividend rate of 1.0% for net assets on a consolidated basis, while taking into consideration business conditions and other factors. With regard to internal reserves, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

7. Important fact concerning the state of the Company:

Nothing to be reported.

CONSOLIDATED BALANCE SHEET
(as of March 31, 2007)

(million yen)

ASSETS:

Current assets:	**178,771**
Cash on hand and in banks	83,598
Trade notes and trade accounts receivable	49,024
Inventories	35,045
Deferred tax assets	3,173
Others	8,501
Allowance for doubtful accounts	(570)
Fixed assets:	**94,039**
Tangible fixed assets:	**17,953**
Buildings and structures	5,503
Machinery, equipment and motor vehicles	2,817
Tools, furniture and fixtures	4,075
Lands	5,259
Others	296
Intangible fixed assets	**6,061**
Patents	5,216
Others	845
Investments and other assets:	**70,024**
Investment securities	19,116
Long-term loans receivable	48,089
Deferred tax assets	126
Other investments and other assets	3,580
Allowance for doubtful accounts	(888)
TOTAL ASSETS	**272,811**

(million yen)

LIABILITIES:	
Current liabilities:	**74,745**
Trade notes and trade accounts payable	48,757
Short-term loans payable	9,018
Other accounts payable	9,729
Accrued corporate taxes, etc.	3,657
Allowance for bonuses	195
Reserve for products guarantee	320
Other current liabilities	3,065
Fixed liabilities:	**10,703**
Long-term loans payable	4,593
Deferred tax liabilities	2,773
Revaluated deferred tax liabilities	291
Reserve for employee retirement benefits	1,697
Allowance for officers' retirement gratuities	972
Other fixed liabilities	375
TOTAL LIABILITIES	**85,449**
NET ASSETS:	
Shareholders' equity:	**179,654**
Capital	31,278
Additional paid-in capital	33,243
Retained earnings	139,468
Treasury stock	(24,336)
Revaluation and exchange differences, etc.:	**7,326**
Revaluation difference of other securities	4,038
Foreign exchange translation adjustment	3,287
Minority interests:	**380**
TOTAL NET ASSETS	**187,361**
TOTAL LIABILITIES AND NET ASSETS	**272,811**

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 through March 31, 2007)

(million yen)

Net sales		396,712
Cost of sales		328,545
Gross profit		68,166
Selling, general and administrative expenses		47,400
Operating income		**20,766**
Non-operating income:		
Interest and dividend income	4,764	
Gain on foreign exchange	2,376	
Other non-operating income	183	7,324
Non-operating expenses:		
Interest expenses	1,193	
Other non-operating expenses	305	1,499
Ordinary income		**26,591**
Special income:		
Income from sale of fixed assets	8	
Income from disposition of related companies	113	
Other special income	25	147
Special expenses:		
Loss from disposition of fixed assets	46	
Valuation loss of investment securities	776	
Loss from disposition of related companies	2,456	
Other special expenses	706	3,986
Income before tax for the year		**22,752**
Corporate, inhabitant and enterprise taxes	6,365	
Prior-year corporate taxes, etc.	19,184	
Adjustment to corporate taxes, etc.	823	26,374
Minority interests		44
Net loss for the year		**3,665**

Consolidated Statement of Changes in Shareholders' Equity, Etc.
(April 1, 2006 through March 31, 2007)

(million yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	31,240	33,205	145,029	(21,214)	188,261
Changes during the year					
Issuance of new shares	38	38			76
Distribution of retained earnings (Note)			(1,891)		(1,891)
Net loss for the year			(3,665)		(3,665)
Acquisition of treasury stock				(3,122)	(3,122)
Decrease due to decrease of consolidated subsidiaries			(4)		(4)
Changes in items other than shareholders' equity during the year – net					
Total change during the year	38	38	(5,561)	(3,122)	(8,607)
Balance as of March 31, 2007	31,278	33,243	139,468	(24,336)	179,654

	Revaluation and exchange differences, etc.			Minority interests	Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.		
Balance as of March 31, 2006	8,504	1,104	9,609	333	198,204
Changes during the year					
Issuance of new shares					76
Distribution of retained earnings (Note)					(1,891)
Net loss for the year					(3,665)
Acquisition of treasury stock					(3,122)
Decrease due to decrease of consolidated subsidiaries					(4)
Changes in items other than shareholders' equity during the year – net	(4,465)	2,182	(2,282)	47	(2,235)
Total change during the year	(4,465)	2,182	(2,282)	47	(10,842)
Balance as of March 31, 2007	4,038	3,287	7,326	380	187,361

(Note) Item of appropriation of retained earnings by the Board of Directors in May 2006

Copy of Account Auditors' Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S AUDIT REPORT

May 7, 2007

To: The Board of Directors
Funai Electric Co., Ltd.

MISUZU Audit Corporation

Hiroshi Shirai (seal)
Specified and Executive Partner
Certified Public Accountant

Masuji Ueda (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated financial statements, or the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Funai Electric Co., Ltd. (the "Company"), applicable to its consolidated fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Funai Electric Co., Ltd. and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in the "Accounting Treatment of Additional Tax Payment Based upon the Application of the Tax System for Dealing with Tax Havens" in the Notes to Consolidated Statement of Income, the Company accounted for the additional tax payment amount (¥19,184 million, including incidental taxes) in "long-term suspense tax payment" under the "investments and other assets" on its consolidated balance sheet for the prior fiscal year. However, in accordance with the amendment to "Auditing Treatment with Regard to Accounting Treatment and Presentation of Taxes" (The Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee Report No.63) as of March 3, 2007, the Company accounted for the amount as expenses under "prior-year corporate taxes, etc." for the fiscal year under review. However, the Company has not accounted for the effect of such taxation from the year ended March 31, 2005, which was immediately after the fiscal year during which the investigation by the Taxation Bureau was made, to the year ended March 31, 2007.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END –

Copy of the Audit Committee's Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, members of the Audit Committee of the Company, audited the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements) for the 55th fiscal year from April 1, 2006 to March 31, 2007. We hereby report the method and results thereof as follows:

1. Method of Audit and the Content thereof:

The Audit Committee, in accordance with the audit policy, assignment of duties, etc., as determined by the Audit Committee, received from the Corporate Officers, etc. reports on the consolidated financial statements and demanded their explanations whenever necessary.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary.

In accordance with such methods, we investigated the consolidated financial statements for the fiscal year under review.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Company's temporary account auditors, MISUZU Audit Corporation, are proper.

May 10, 2007

Audit Committee
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
Chairman of the Audit Committee

Morihiko Tashiro (seal)
Member of the Audit Committee

Shigemichi Asakura ____________(seal)
Member of the Audit Committee

Yasuhisa Katsuta ______________(seal)
Member of the Audit Committee

Hidetoshi Nishimura ___________(seal)
Member of the Audit Committee

(Notes) 1. ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a business suspension punishment by the Financial Services Agency and became disqualified as the account auditors of the Company as of July 1, 2006. Consequently, the Company, by a resolution adopted at the meeting of the Auditor Committee held on August 28, 2006, appointed MISUZU Audit Corporation as temporary account auditors as of September 1, 2006, pursuant to Article 346, paragraphs 4 and 7 of the Corporation Law.

2. Members of the Audit Committee Morihiko Tashiro, Shigemichi Asakura, Yasuhisa Katsuta and Hidetoshi Nishimura are outside directors as provided for in Article 2, item 15 and Article 400, paragraph 3 of the Corporation Law.

BALANCE SHEET
(As of March 31, 2007)

ASSETS	(million yen)
Current assets:	**68,288**
Cash on hand and in banks	17,677
Trade notes receivable	159
Trade accounts receivable	43,498
Finished products	416
Raw materials	1,463
Deferred tax assets	1,273
Short-term loans receivable	405
Other current assets	3,496
Allowance for doubtful accounts	(102)
Fixed assets:	**51,061**
Tangible fixed assets:	**9,160**
Buildings	3,531
Structures	83
Machinery and equipment	52
Motor vehicles	1
Tools, furniture and fixtures	1,187
Lands	4,086
Construction in progress	217
Intangible fixed assets:	**5,746**
Patents	5,216
Software	247
Goodwill	270
Telephone rights	12
Investments and other assets:	**36,154**
Investment securities	16,085
Capital stock of associated companies	16,507
Long-term loans receivable	9,987
Other investments and other assets	2,547
Allowance for doubtful accounts	(8,972)
TOTAL ASSETS	**119,350**

LIABILITIES (million yen)

Current liabilities:	**43,829**
Trade accounts payable	33,425
Other accounts payable	5,030
Accrued corporate taxes, etc.	3,285
Other current liabilities	2,088
Fixed liabilities:	**4,391**
Reserve for employee retirement benefits	641
Allowance for officers' retirement gratuities	972
Deferred tax liabilities	2,563
Other fixed liabilities	213
TOTAL LIABILITIES	**48,220**

NET ASSETS

Shareholders' Equity	**67,164**
Capital:	**31,278**
Additional paid-in capital:	**33,243**
Capital reserve	32,805
Other additional paid-in capital	438
Retained earnings:	**26,978**
Earned surplus reserve	209
Other retained earnings	26,768
Reserve for deferred income tax on fixed assets	542
General reserve	43,400
Retained earnings carried forward	(17,174)
Treasury stock	**(24,336)**
Revaluation and exchange differences, etc.:	**3,965**
Revaluation difference of other securities	3,965
TOTAL NET ASSETS	**71,129**
TOTAL LIABILITIES AND NET ASSETS	**119,350**

STATEMENT OF INCOME

(April 1, 2006 through March 31, 2007)

(million yen)

Net sales		336,941
Cost of sales		296,312
Gross profit		40,629
Selling, general and administrative expenses		25,085
Operating income		**15,543**
Non-operating income:		
Interest and dividend income	785	
Gain on foreign exchange	1,011	
Other non-operating income	129	1,927
Non-operating expenses:		
Interest expenses	0	
Loss on investments in partnership	129	
Other non-operating expenses	24	153
Ordinary income		17,317
Special income:		
Income from sale of investment securities	0	
Income from liquidation of related companies	23	23
Special expenses:		
Loss from disposition of fixed assets	17	
Transfer to allowance for doubtful accounts of related companies	5,802	
Valuation loss of investments in shares of associated companies	2,789	
Loss from consolidation of related companies	2,992	
Other special expenses	939	12,540
Income before tax for the year		**4,799**
Corporate, inhabitant and enterprise taxes	4,729	
Prior-year corporate taxes, etc.	19,184	
Adjustment to corporate taxes, etc.	1,035	24,950
Net loss for the year		**20,150**

Statement of Changes in Shareholders' Equity, Etc.
(April 1, 2006 through March 31, 2007)

(million yen)

	Shareholders' equity										
		Additional paid-in capital			Retained earnings						
						Other retained surplus					
	Capital	Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Earned surplus reserve	Reserve for deferred income tax on fixed assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	31,240	32,766	438	33,205	209	586	34,550	13,674	49,020	(21,214)	92,252
Changes during the year											
Issuance of new shares	38	38		38							76
Reversal of reserve for deferred income tax on fixed assets (Note)						(21)		21	-		-
Reversal of reserve for deferred income tax on fixed assets						(21)		21	-		-
General reserve (Note)							8,850	(8,850)	-		-
Distribution of retained earnings								(1,891)	(1,891)		(1,891)
Net loss for the fiscal year								(20,150)	(20,150)		(20,150)
Acquisition of treasury stock										(3,122)	(3,122)
Changes in items other than shareholders' equity during the year -- net											
Total changes during the year	38	38	-	38	-	(43)	8,850	(30,848)	(22,042)	(3,122)	(25,088)
Balance as of March 31, 2007	31,278	32,805	438	33,243	209	542	43,400	(17,174)	26,978	(24,336)	67,164

	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2006	8,348	8,348	100,601
Changes during the year			
Issuance of new shares			76
Reversal of reserve for deferred income tax on fixed assets (Note)			-
Reversal of reserve for deferred income tax on fixed assets			-
General reserve (Note)			-
Distribution of retained earnings			(1,891)
Net loss for the fiscal year			(20,150)
Acquisition of treasury stock			(3,122)
Changes in items other than shareholders' equity during the year – net	(4,383)	(4,383)	(4,383)
Total changes during the year	(4,383)	(4,383)	(29,472)
Balance as of March 31, 2007	3,965	3,965	71,129

(Note) Item of appropriation of retained earnings by the Board of Directors in May 2006

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 7, 2007

To: The Board of Directors
Funai Electric Co., Ltd.

MISUZU Audit Corporation

Hiroshi Shirai (seal)
Specified and Executive Partner
Certified Public Accountant

Masuji Ueda (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the financial statements, or the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements of Funai Electric Co., Ltd. (the "Company"), applicable to its 55th fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and their accompanying detailed statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and their accompanying detailed statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and their accompanying detailed statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and their accompanying detailed statements. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and their accompanying detailed statements present properly the financial position and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in the "2. Accounting Treatment of Additional Tax Payment Based upon the Application of the Tax System for Dealing with Tax Havens" in the Notes to Statement of Income, the Company accounted for the additional tax payment amount (¥19,184 million, including incidental taxes) in "long-term suspense tax payment" under the "investments and other assets" on its consolidated balance sheet for the prior fiscal year. However, in accordance with the amendment to "Auditing Treatment with Regard to Accounting Treatment and Presentation of Taxes" (The Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee Report No.63) as of March 3, 2007, the Company accounted for the amount as expenses under "prior-year corporate taxes, etc." for the fiscal year under review. However, the Company has not accounted for the effect of such taxation from the year ended March 31, 2005, which was immediately after the fiscal year during which the investigation by the Taxation Bureau was made, to the year ended March 31, 2007.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

Copy of the Audit Committee' Audit Report

AUDIT REPORT

We, members of the Auditor Committee of the Company, audited the performance by Directors and Corporate Officers of their duties during the 55th fiscal year from April 1, 2006 to March 31, 2007. We hereby report the method and results thereof as follows:

1. Method of Audit and the Content thereof:

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, paragraph 1, item 1, b. and e. of the Corporation Law of Japan and the state of the internal control system established thereunder, and in accordance with the audit policy, assignment of duties, etc., as determined by the Audit Committee and in collaboration with the internal audit sections and other sections in charge of the internal control of the Company, attended important meetings, received from the Directors, Corporate Officers, etc. reports on matters concerning the performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, corporate auditors, etc. thereof and received from the subsidiaries reports on their business operations whenever necessary.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary.

In accordance with such methods, we investigated the business report, the financial statements (the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements) and their accompanying detailed statements for the fiscal year under review.

2. Results of Audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its accompanying detailed statements present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors and Corporate Officers of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors and Corporate Officers of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the temporary account auditors, MISUZU Audit Corporation, are proper.

May 10, 2007

Audit Committee
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
Chairman of the Audit Committee

Morihiko Tashiro (seal)
Member of the Audit Committee

Shigemichi Asakura (seal)
Member of the Audit Committee

Yasuhisa Katsuta (seal)
Member of the Audit Committee

Hidetoshi Nishimura (seal)
Member of the Audit Committee

(Notes)
1. ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a business suspension punishment by the Financial Services Agency and became disqualified as the account auditors of the Company as of July 1, 2006. Consequently, the Company, by a resolution adopted at the meeting of the Auditor Committee held on August 28, 2006, appointed MISUZU Audit Corporation as temporary account auditors as of September 1, 2006, pursuant to Article 346, paragraphs 4 and 7 of the Corporation Law.
2. Members of the Audit Committee Morihiko Tashiro, Shigemichi Asakura, Yasuhisa Katsuta and Hidetoshi Nishimura are outside directors as provided for in Article 2, item 15 and Article 400, paragraph 3 of the Corporation Law.

Reference Document for the General Meeting of Shareholders

Propositions and reference information

Proposition No. 1: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   (1) To prepare for the diversification of business activities and business development in the future, the Company intends to add business objectives to Article 2 and also make required amendment.

   (2) To enhance the convenience of the shareholders and reduce cost of giving public notices, the Company intends to change the method of giving public notices set forth in Article 5 to an electronic method and also provide for a provisional method of public notices in the event that any electronic public notice cannot be given.

2. Particulars of the amendment:

   The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
(1) - (23) (Descriptions omitted)	(1) - (23) (Same as existing)
(To be newly established)	(24) Consulting on IT (information technology)
(To be newly established)	(25) Transportation;
(To be newly established)	(26) Light motor truck carrier business;
(To be newly established)	(27) Freight agency;
(To be newly established)	(28) General motor truck carrier business;
(24) - (30) (Descriptions omitted)	(29) - (35) (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(Method of giving public notices) Article 5. Public notices of the Company shall be given by insertion in the Nihon Keizai Shimbun.	(Method of giving public notice) Article 5. The method of public notices of the Company shall be electronic public notification; provided, however, that in case an accident or any other unavoidable cause renders a public notice by such electronic public notification unavailable, such public notice shall be given by insertion in the Nihon Keizai Shimbun.

Proposition No. 2: Election of 11 Directors

The term of office of all the (11) Directors currently in office will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that 11 Directors, including seven outside Directors, be elected.

The candidates for Directors are as follows:

No.	Name	Current title	Number of shares of the Company held by Candidate
1.	Tetsuro Funai	Director, Representative Corporate Officer, President and CEO of the Company	12,829,788 shares
2.	Yoshio Nakajima	Director, Corporate Officer and Executive Vice President of the Company	500 shares
3.	Sanya Itoh	Director and Senior Managing Corporate Officer of the Company	2,900 shares
4.	Akitaka Inoue	Director of the Company	800 shares
5.	Mitsuo Yonemoto	Director of the Company	100 shares
6.	Junsho Kawasaki	Outside Director of the Company	600 shares
7.	Morihiko Tashiro	Outside Director of the Company	-
8.	Akira Miyazaki	Outside Director of the Company	-
9.	Shigemichi Asakura	Outside Director of the Company	200 shares
10.	Yasuhisa Katsuta	Outside Director of the Company	-
11.	Hidetoshi Nishimura	Outside Director of the Company	300 shares

Proposition No. 3: Election of account auditors

ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a punishment to suspend some business for the period of two months from July 1, 2006 through August 31, 2006 by the Financial Services Agency and consequently, it became disqualified as the account auditors of the Company as of July 1, 2006. However, in recognition of its efforts for reform to prevent the recurrence of any similar misconduct, as well as its track records of proper and rigid audits of the Company, the Company determined that it would be best to be subject to continued audits by the audit firm and upon a resolution adopted at the meeting of the Audit Committee held on August 28, 2006, the Company appointed the audit firm as temporary account auditors.

MISUZU Audit Corporation acting as temporary account auditors of the Company has declared that it will assign its audit business to another audit firm. Hence, it is hereby proposed that new accounting auditors be elected.

The candidates for account auditors are as follows:

Name	Deloitte Touche Tohmatsu		
Offices	Main office	MS Shibaura Building, 13-23, Shibaura 4-chome, Minato-ku, Tokyo	
	Other offices	28 in Japan 40 overseas	
History	May 1968	Tohmatsu Aoki Audit Corporation (currently called Deloitte Touche Tohmatsu)	
	February 1990	Merged with Mita Kaikeisha (established in June 1985) and changed its name to Deloitte Touche Tohmatsu	
Capital	¥1,723 million (as of March 31, 2007)		
Outline	(as of March 31, 2007)		
	Number of partners:	Certified public accountants	423
	Number of counselors:		22
	Number of employees:	Certified public accountants	1,338
		Assistant Certified public accountants	1,092
		Other professionals	990
		Staff	347
	Total		4,212

- END -

END